EXHIBIT 12
BAY VIEW CAPITAL CORPORATION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the Year Ended
	December 31,
	2005	2004
	Going Concern Basis
Earnings Before Fixed Charges:
Loss before income tax benefit	(11,928)	(6,438)
Add:
Interest on warehouse credit facility and other short-term borrowings	10,167	7,488
Interest on securitization notes payable and other long-term borrowings	12,450	1,357
Interest component of rental expense	227	236

Earnings before fixed charges	10,916	2,643

Fixed Charges:
Interest on warehouse credit facility and other short-term borrowings	10,167	7,488
Interest on securitization notes payable and other long-term borrowings	12,450	1,357
Interest component of rental expense	227	236

Total fixed charges	22,844	9,081

Ratio of earnings to fixed charges	0.48	0.29